# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trinity Place Holdings Inc., CIK 0000724742
CUSIP: 89656D101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 340 MADISON AVENUE, 340 MADISON AVENUE, NEW YORK, New York (NY), 10173
Date of event which requires filing of this statement: 02/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001341004-13-000225
Filed by CIK 0001105685

## Reporting persons
- MFP PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,232,617; sole dispositive power 0; shared dispositive power 8,232,617; aggregate amount beneficially owned 8,232,617 (12.6% of the class)
  Comment: (1) MFP Investors LLC is the general partner of MFP Partners, L.P. ("MFP"). Jennifer Cook Price is managing director of MFP and managing member and managing director of MFP Investors LLC.
  
  (2) The 8,232,617 shares of common stock, par value $0.01 per share ("Common Stock"), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP. Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 8,232,617 shares of Common Stock reported herein. The ownership percentage set forth above is based on 65,314,726 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-Q.
- MFP INVESTORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,232,617; sole dispositive power 0; shared dispositive power 8,232,617; aggregate amount beneficially owned 8,232,617 (12.6% of the class)
  Comment: (1) MFP Investors LLC is the general partner of MFP Partners, L.P. ("MFP"). Jennifer Cook Price is managing director of MFP and managing member and managing director of MFP Investors LLC.
  
  (2) The 8,232,617 shares of common stock, par value $0.01 per share ("Common Stock"), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP. Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 8,232,617 shares of Common Stock reported herein. The ownership percentage set forth above is based on 65,314,726 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-Q.
- Price Jennifer C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,232,617; sole dispositive power 0; shared dispositive power 8,232,617; aggregate amount beneficially owned 8,232,617 (12.6% of the class)
  Comment: (1) MFP Investors LLC is the general partner of MFP Partners, L.P. ("MFP"). Jennifer Cook Price is managing director of MFP and managing member and managing director of MFP Investors LLC.
  
  (2) The 8,232,617 shares of common stock, par value $0.01 per share ("Common Stock"), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP. Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 8,232,617 shares of Common Stock reported herein. The ownership percentage set forth above is based on 65,314,726 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-Q.

## Item 1. Issuer
Name of issuer: Trinity Place Holdings Inc.
Address of issuer's principal executive offices: 340 MADISON AVENUE, 340 MADISON AVENUE, NEW YORK, NEW YORK, 10173.

## Item 2. Person Filing
Name of person filing:
MFP Partners, L.P.
MFP Investors LLC
Jennifer Cook Price
Address of principal business office or, if none, residence:
909 Third Avenue, 33rd Floor
New York, New York 10022
Citizenship: MFP Partners, L.P. ("MFP") and MFP Investors LLC are each organized under the laws of the state of Delaware. Ms. Price is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: MFP directly owns 8,232,617 shares of Common Stock, representing approximately 12.6% of the outstanding shares of Common Stock. Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock directly owned by MFP; however, each such Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any of these Reporting Persons is the beneficial owner of the shares of Common Stock described herein for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.
Percent of class: The ownership percentage set forth above is based on 65,314,726 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-Q.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: MFP Investors LLC manages investments for MFP Partners, L.P. which beneficially owns more than 5% of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Ex. No. 1: Joint Filing Agreement dated February 14, 2013 among the Reporting Persons (filed previously)
Ex. No. 2: Joint Filing Agreement dated May 20, 2024 among the Reporting Persons (filed previously)

## Signatures
- MFP PARTNERS LP: /s/ Timothy E. Ladin, Timothy E. Ladin, Chief Operating Officer, Chief Legal Officer & Chief Compliance Officer of MFP Partners, L.P., by its Gen. Ptnr., MFP Investors LLC (02/10/2025)
- MFP INVESTORS LLC: /s/ Timothy E. Ladin, Timothy E. Ladin, Chief Operating Officer, Chief Legal Officer & Chief Compliance Officer of MFP Investors LLC (02/10/2025)
- Price Jennifer C.: /s/ Jennifer Cook Price, Jennifer Cook Price (02/10/2025)